BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2019

CONTENTS

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Brown, Lisle/Cummings, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brown, Lisle/Cummings, Inc., (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 1 and 5 to the financial statements, effective January 1, 2019 the Company Adopted ASU 2016-02, and accordingly changed the manner in which it accounted for leases. Our opinion is not modified with respect to this manner.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
40 Westminister Street, Suite 600, Providence, RI 02903 | Tel: 401.621.6200 | Fax: 401.621.6209 | www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 1987.

February 22, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brown, Lisle/Cummings, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Turks Head Place - Suite 800

(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Izzi   (401) 421-8900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP.

(Name – *if individual, state last, first, middle name*)

40 Westminster Street	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David A. Izzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Lisle/Cummings, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



[signature]
Signature

President & Treasurer
Title

[signature]
Notary Public

MARIA A. PLANTE
NOTARY PUBLIC
STATE OF RHODE ISLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-4-

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	298,401
Receivables from clearing organizations		99,693
Prepaid expenses		37,085
Furniture and office equipment, net of accumulated		
depreciation $106,935		15,681
Right-of-use assets		24,084
Escrow deposit		50,000
	$	524,944

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued pension contributions	$	148,088
Accrued payroll withholdings and taxes		75,310
Accrued expenses		27,462
Operating lease liabilities		24,084
		274,944

STOCKHOLDERS' EQUITY

Common stock, no par value, authorized 400 shares;		
issued 257 shares		257,000
Retained earnings		50,000
		307,000
Less cost of treasury stock, 57 shares		(57,000)
		250,000
	$	524,944

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2019

REVENUES		
Commissions	$	2,200,136
Gain on firm securities trading accounts, net		1,055
Sale of investment company shares		448,153
Asset management fees		857,792
Other revenue		20,620
		3,527,756
EXPENSES		
Stockholder officers' compensation and benefits		1,891,536
Employee compensation and benefits		954,779
Commissions paid to other broker/dealers		181,642
Regulatory fees and expenses		30,069
Lease expense		136,440
Professional services		42,849
Other operating expenses		240,441
		3,477,756
NET INCOME	$	50,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2019

	Capital Stock Common		Treasury Stock		Retained Earnings		Total	
Balances at January 1, 2019	$	257,000	$	(57,000)	$	50,000	$	250,000
Distributions		-		-		(50,000)		(50,000)
Net income		-		-		50,000		50,000
Balances at December 31, 2019	$	257,000	$	(57,000)	$	50,000	$	250,000

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	50,000
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		8,726
Changes in assets and liabilities:		
Decrease in:		
Receivables from clearing organizations		18,112
Prepaid expenses		1,161
Increase (decrease) in:		
Accrued pension contributions		(2,610)
Accrued payroll withholdings and taxes		5,589
Accrued expenses		3,193
Net cash provided by operating activities		84,171
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and office equipment		(3,783)
Net cash used in investing activities		(3,783)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to shareholders		(50,000)
Net cash used in financing activities		(50,000)
Net increase in cash and cash equivalents		30,388
CASH AND CASH EQUIVALENTS		
Beginning		268,013
Ending	$	298,401

SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING ACTIVITIES

Initial recognition of right-of-use assets	$	148,650
Initial recognition of operating lease liabilities	$	148,650

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Brown, Lisle/Cummings, Inc. (The Company), located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Basis of presentation: The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

Cash and cash equivalents: Cash consists of deposits with banks and all highly liquid investments with maturities of three months or less.

Furniture and office equipment and depreciation: Furniture and office equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense for the year ended December 31, 2019 was $8,726 and accumulated depreciation at December 31, 2019 was $106,935.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined there are no uncertain income tax positions.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year ended December 31, 2019 were $1,929.

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Leases: In February 2016, the FASB established Topic 842, *Leases*, by issuing ASU No. 2016-02, *Leases*, in February 2016. Topic 842 was subsequently amended by ASU No. 2018-01, *Land Easement Practical Expedient* for Transition to Topic 842; ASU No. 2018-10, *Codification Improvements* to Topic 842, Leases; and ASU No. 2018-11, *Targeted Improvements*. This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires lessees to recognize the assets and liabilities on the balance sheet for the rights and obligations created by leases with lease terms of more than 12 months, amends various other aspects of accounting for leases by lessees and lessors, and requires enhanced disclosures. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition within the income statement.

The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. The new guidance also provides several practical expedients and policies that companies may elect upon transition. The Company has elected the package of practical expedients under which it did not reassess the classification of its existing leases, reevaluate whether any expired or existing contracts are or contain leases or reassess initial direct costs under the new guidance. The Company did not elect the practical expedient pertaining to land easements, as it is not applicable to its leases. Additionally, the Company elected to use the practical expedient that permits a reassessment of lease terms for existing leases using hindsight.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption. This means, for those leases that qualify, the Company will not recognize right-of-use ("ROU") assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company also elected the practical expedient to not separate lease and non-lease components.

Upon transition to the new guidance on January 1, 2019, the Company recognized approximately $149,000 of operating lease liabilities. Additionally, the Company recorded ROU assets in a corresponding amount, as specified by the new lease guidance.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant judgments

Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs, and whether constraints on variable consideration should be applied due to uncertain future events.

Performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with its customers:

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Securities transactions and the related commission revenues and expenses are recorded at a point in time on a settlement date basis. The effect of not recording these transactions on a trade date basis when the performance obligation is satisfied as required by generally accepted accounting principles is not material to these financial statements.

Asset Management - Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes that the performance obligation for providing advisory fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to client's assets under management. Investment advisory fees are received quarterly and are recognized over time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to Obtain or Fulfill a Contract with Customers

The Company has elected to expense incremental or avoidable costs to obtain a contract with a customer since the amortization period for these costs would be one year or less.

Note 2. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Disaggregated Revenue from Contracts with Customers

The following table represents commission revenue by major source:

NY/AMEX listed stocks	$	1,677,145
NASDAQ listed stocks		446,661
Options		7,762
Over the counter stocks		20,160
Over the counter corporate bonds		21,992
Government bonds		14,587
Municipal bonds		7,373
529 plans		4,456
	$	2,200,136

Note 3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 3.   FAIR VALUE (CONTINUED)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company has no assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash and cash equivalents	$ 298,401	$298,401	$ -	$ -	$ 298,401
Receivables from					
clearing organizations	99,693	-	99,693	-	99,693
Escrow deposit	50,000	50,000	-	-	50,000
	$ 448,094	$ 348,401	$ 99,693	$ -	$ 448,094
LIABILITIES					
Accrued pension contributions	$ 148,088	$ -	$148,088	$ -	$ 148,088
Accrued payroll					
taxes and withholdings	75,310	-	75,310	-	75,310
Accrued expenses	27,462	-	27,462	-	27,462
Lease liabilities	24,084	-	24,084		24,084
	$ 274,944	$ -	$ 274,944	$ -	$ 274,944

Note 4. EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2019 were $109,304 and $64,783, respectively.

Note 5. OPERATING LEASES

The Company leases office space and office equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; lease expense for these leases are recognized on a straight-line basis over the lease term. Total lease expense for the year ended December 31, 2019 was $136,440. Variable lease costs, which may include common area maintenance, insurance, and taxes are not included in the lease liability and are expensed in the period incurred.

The Company leases have remaining terms of a few months to three years, and typically include one or more renewal options, with renewal terms that can generally extend the lease term from three to five years. The exercise of lease renewal options is at the Company's sole discretion. The Company includes options to renew in the expected term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating lease ROU assets represent the right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs and lease incentives. To determine the present value of lease payments not yet paid, the Company estimates incremental secured borrowing rates corresponding to the maturities of the leases based upon current bank financing rates.

Leases	Classification	Balance
ASSETS		
Operating lease assets	Right-of-use assets	$ 24,084
Total lease assets		$ 24,084
LIABILITIES		
Operating	Lease liability	$ 24,084
Total lease liabilities		$ 24,084

Weighted-average remaining lease term (years) - operating leases	0.41
Weighted-average discount rate - operating leases	6.50%

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note 5.   OPERATING LEASES (CONTINUED)

At December 31, 2019, maturities of lease liabilities were as follows:

Year ending December 31		
2020	$	22,813
2021		1,247
2022		416
Total lease payments	$	24,476
Less: imputed interest		(392)
Present value of lease liabilities	$	24,084

Note 6.   CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from the customers reserve and possession and control requirements of Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019 the Company had net capital and net capital requirements of approximately $197,080 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) at December 31, 2019 was 1.27 to 1.

Note 8.   STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2019.

Note 9.   NFS AGREEMENT

The Company has a clearing agreement with National Financial Services, LLC (NFS).   Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors.   NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions. This agreement between the two parties can be terminated by either party by giving ninety days prior written notification at the end of the three year agreement to the other party.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2019.

For the year ended December 31, 2019, revenues generated from NFS were approximately 97% of total revenues. At December 31, 2019, amounts due from NFS in accounts receivable totaled $99,693.

Note 10.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2019 exceeded insurance limits by approximately $74,000.

Note 11.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2020, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$	148,088
Accrued payroll withholdings and taxes		75,310
Accrued expenses		27,462
Total aggregate indebtedness	$	250,860
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholders' equity	$	250,000
Deductions:		
Furniture and office equipment		15,681
Prepaid expenses		37,085
Cash		142
Haircuts on securities owned		12
Net capital		197,080
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	97,080
Ratio of aggregate indebtedness to net capital		1.27 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019**

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable

See Report of Independent Registered Public Accounting Firm

BROWN, LISLE/CUMMINGS, INC.

EXEMPTION REPORT

December 31, 2019

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Stockholders of
Brown, Lisle/Cummings, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Brown, Lisle/Cummings, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 22, 2020

PKF O'CONNOR DAVIES, LLP
40 Westminister Street, Suite 600, Providence, RI 02903 I Tel: 401.621.6200 I Fax: 401.621.6209 I www.pkfod.com

BROWN LISLE CUMMINGS

Trusted Financial Guidance Since 1912

Brown, Lisle/Cummings, Inc
One Turks Head Place - Suite
401-421-8900 / 80
www.brownlc.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brown, Lisle/Cummings, Inc. is a broker/dealer registered with the SEC and FINRA.
- Brown, Lisle/Cummings, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Brown, Lisle/Cumming, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the Rule, of which, the identity of the specific conditions are as follows:

  > The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Brown, Lisle/Cummings, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019 without exception.
- Brown, Lisle/Cummings, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2019 through December 31, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.



David A. Izzi

David Izzi, President